UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of                               June                               , 20 10
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑     Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐     No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     ]

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date June 9, 2010	By	/s/ Agus Murdiyatno
(Signature) Agus Murdiyatno VP Investor Relations/ Corporate Secretary

PRESS RELEASE
No.TEL.251/PR100/COP-A0070000/2010
PUBLIC OFFERING OF TELKOM BOND II YEAR 2010
Jakarta, June 8, 2010 — Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (“TELKOM” or the “Company”) hereby announced that on Monday June 7, 2010, at Ballroom 1 Ritz Carlton Pacific Place Jakarta, TELKOM held a Due Diligence Meeting and Public Expose for the Public Offering of Telkom’s Bond II Year 2010, which amounts to a maximum of Rp3,000,000,000,000, 00 (Three trillion Rupiah).
In this bond issuance, the Company obtained a long-term debt securities (bonds) rating of idAAA (Stable Outlook) from PT Pemeringkat Efek Indonesia (PEFINDO).
These bonds provide options for the public to choose the required series, namely:
•	Series A: With a tenor of 5 (five) years. Bond shall be in full at the end of the tenor (bullet payment) and is offered with a value of 100% (one hundred percent) of the principal amount at the maturity date in 2015. The bond interest will be paid quarterly.

•	Series B: With a tenor of 10 (ten) years. Bond shall be paid in full at the end of the tenor (bullet payment) and is also offered with a value of 100% (one hundred percent) of the principal amount at the maturity date in 2020. The bond interest will be paid quarterly.
The bonds offered are not secured by specific collateral in the form of assets, income or other assets of the Company and is not included in the Bank guarantee program implemented by Bank Indonesia or other guarantee agencies. All company assets either current assets or non current assets, either existing or will exist in the future, will be a guarantee for all of our debt to all creditors that are not secured by specific or without preferential rights including the bonds in accordance with the provisions of paripassu article 1131 and article 1132 Book of Civil Law Act.
The use of proceeds after being deducted by the costs of issuance will be used to increase the capital expenditure that will include: New Wave Broadband (broadband, soft switch, datacom, IT & others), Infrastructure (backbone, metro, Regional Metro Junction, IP, and satellite systems), and Optimizing Legacy & Supporting Facilities (fixed wireline & wireless).
Acting as the Joint Lead Underwriters of this bond issuance are PT Bahana Securities, PT Danareksa Sekuritas, and PT Mandiri Sekuritas, while the Trustee is PT Bank CIMB Niaga Tbk.
The planned offering date is at 28 to 29 June 2010, the allotment date is 30 June 2010, and the listing of bonds on the Indonesian Stock Exchange is on 5 July 2010.
AGUS MURDIYATNO
Vice President Investor Relations/Corporate Secretary
For further information, please contact:
Investor Relations Unit
PT TELEKOMUNIKASI INDONESIA, Tbk
Tel:       62-21-5215109
Fax:     62-21-5220500
Email: investor@telkom.co.id
Website: www.telkom-indonesia.com
PT Telekomunikasi Indonesia, Tbk
TELKOM is the principal provider of fixed-line services in Indonesia. TELKOM’s majority-owned subsidiary Telkomsel is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provides a wide range of other telecommunications services including interconnection, network, data and internet services, and other telecommunications services. TELKOM’s shares are listed in the Indonesia Stock Exchange (IDX: TLKM) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:TLK) and London Stock Exchange (LSE:TKIA).